787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

April 15, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: The Gabelli Utility Trust

(Securities Act File No. 333-236449, Investment Company Act File No. 811-09243) Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the "Fund"), please find responses to telephonic comments provided by David Orlic of the staff ("Staff") of the Securities and Exchange Commission ("SEC" or "Commission") on March 16, 2020, to the undersigned of our firm regarding the registration statement on Form N-2 ("Registration Statement") filed by the Fund on February 14, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff's comments with representatives of the Fund and the Fund's investment adviser. The Fund's responses to the Staff's comments are set out immediately under the comment. The Fund anticipates filing these changes in a pre-effective amendment (the "Amendment") to the Registration Statement, pending any additional comments from the Staff. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

General

(1)Comment: To the extent applicable to the Registration Statement and not otherwise addressed by the Staff's comments to the Registration Statement below, please respond to the Staff's comments to the registration statement on Form N-2 filed by The Gabelli Global Utility & Income Trust ("GLU") on July 19, 2018, as reflected in the comment response letter filed by Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") on September 14, 2018 (https://www.sec.gov/Archives/edgar/data/1282957/000119312518274083/filename1.htm) (the "First GLU Comment Response Letter"). Please note that further changes reflected in a subsequent comment

NEW YORK WASHINGTON HOUSTON PALO ALTO SAN FRANCISCO CHICAGO PARIS LONDON FRANKFURT BRUSSELS MILAN ROME

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April 15, 2020

response letter filed by Skadden on October 2, 2018

(https://www.sec.gov/Archives/edgar/data/1282957/000119312518290753/filename1.htm) (the "Second GLU Comment Response Letter") may be relevant to the Fund's responses.

Response: The Fund submits that Comments Nos. 2, 3, 4, 8, 9, 14, 18, 19, 20, 21 in the First GLU Comment Response Letter are not applicable to the Registration Statement. Also, Comments Nos. 6, 7 and 22 in the First GLU Comment Response Letter were separately provided to the Fund and are addressed in Comments Nos. 22, 23 and 29 below.

The Fund has copied below the remaining comments from the First GLU Comment Response Letter, with certain revisions as needed in the context of the Registration Statement, and provided its responses:

General

GLU Comment 1: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions described in the Registration Statement.

Response: FINRA has not reviewed, and is not expected to review, the proposed underwriting terms and arrangements of the transactions described in the Registration Statement. The Fund relies on the exemption in FINRA Rule 5110(b)(7)(A), which does not require an issuer to file with FINRA the registration statement and underwriting agreement, among other documents, relating to an offering of the issuer's securities if the issuer has unsecured, non-convertible, investment-grade preferred shares outstanding.

GLU Comment 5: Please revise the cover of the Prospectus and Prospectus Supplement to cross-reference the risk factors addressing leverage.

Response: The requested change will be made in the Amendment.

Prospectus Supplement for Subscription Rights to Acquire Common Shares

GLU Comment 10: Please explain to us the role the Rights Agent plays in selling unexercised Rights.

Response: The Rights Agent will sell Rights on behalf of Rights holders in the circumstances described in the Prospectus Supplement for the Rights offering. In this capacity, the Rights Agent is acting as agent for Rights holders and is not conducting a secondary offering of additional Rights to the public.

GLU Comment 11: Please clarify the relevance of the methods of transfer of Rights included in the sixth paragraph under the heading "Method of Transferring Rights."

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Response: The Fund will caption the first four paragraphs of the referenced section as "Sales on the [•]" and the remaining paragraphs of the referenced section as "Other Transfers." The Fund notes that the subject matter of these disclosures is fairly typical and this method of distinguishing the various methods of transfer is consistent with other recent rights offerings. See, e.g., RMR Real Estate Income Fund, Definitive Prospectus filed August 18, 2017, at S-17-18; Tortoise MLP Fund, Inc., Definitive Prospectus filed June 19, 2018, at S-15-16.

GLU Comment 12: Please confirm whether the fees paid to the Rights Agent and to the Administrative Agent, respectively, will be included in the estimated offering expenses.

Response: The Fund confirms that such fees will be included in the estimated offering expenses in the Prospectus Supplement for any future rights offering.

GLU Comment 13: The third paragraph under the heading "Payment for Shares" contains the following disclosure:

If a holder of Rights who acquires Common Shares pursuant to the Rights offering does not make payment of all amounts due, the Fund reserves the right to take any or all of the following actions:

(i) find other purchasers for such subscribed-for and unpaid- for Common Shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Common Shares which could be acquired by such holder upon exercise of the Rights or any over-subscription privilege; (iii) sell all or a portion of the Common Shares purchased by the holder, in the open market, and apply the proceeds to the amounts owed; and

(iv)exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares and to enforce the relevant guarantee of payment.

Comment 13(a): Please explain why prongs (i), (iii) and (iv) are necessary.

Response: As indicated in Comment and Response No. 27 below, the Fund will delete prong (iii) in the Amendment. The Fund has informed us that prongs (i) and (iv) are necessary because Common Shares may be issued before a Rights holder's payment clears. For example, a Rights holder may provide a check on the Expiration Date, and that check may not have cleared at the time the Common Shares are issued. The disclosure under prongs (i) and

(iv)of the referenced paragraph addresses the Fund's remedies in the situation where all or a portion of a Rights holder's payment does not clear, and where the Fund would not be able to simply reduce the amount of Common Shares to be issued to the Rights holder to cure the insufficient payment. Please see

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Comment and Response No. 27 below for certain revisions to prongs (i) and (iv) that will be made in the Amendment.

The Fund believes that these remedies are common in closed-end fund rights offerings and does not believe they raise any particularly novel issues. See, e.g., RMR Real Estate Income Fund, Definitive Prospectus filed August 18, 2017, at S-24-25; Tortoise MLP Fund, Inc., Definitive Prospectus filed June 19, 2018, at S-20.

Comment 13(b): Please explain the Fund's rationale for possibly selling subscribed-for and unpaid-for Common Shares to investors other than Rights holders.

Response: Please see Comment and Response No. 27 below describing how the Fund will revise this disclosure in the Amendment.

Comment 13(c): Please provide us with a supplementary analysis of how prong (iii) is consistent with the Securities Act.

Response: Please see Comment and Response No. 27 below indicating that the Fund will delete prong (iii) in the Amendment.

Comment 13(d): Please explain what prong (iv) is intended to mean.

Response: The Subscription Certificate is a contractual obligation pursuant to which an exercising Rights holder agrees to purchase Common Shares at the Subscription Price. Prong (iv) means that the Fund may enforce that contract by, for example, pursuing its rights (including through litigation) against the defaulting exercising Rights holder for any unpaid amounts or other damages. The Fund believes that the language in prong (iv) is consistent with that used in other closed-end fund rights offerings and that it is not necessary to modify it. See, e.g., RMR Real Estate Income Fund, Definitive Prospectus filed August 18, 2017, at S-24-25; Tortoise MLP Fund, Inc., Definitive Prospectus filed June 19, 2018, at S-20.

Nevertheless, to add additional clarity to the last clause, the Fund will revise prong (iv) as described in Comment and Response No. 27.

GLU Comment 15: The disclosure under the heading "Foreign Restrictions" is as follows: "Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States (other than an APO or FPO address). Please explain the basis on which the Fund believes that it may exclude foreign shareholders from participation in the Rights offering.

Response: Foreign shareholders are not excluded from participation in an offering of Rights. Any foreign shareholder may exercise or sell (in a transferable

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Rights offering) any Rights to which they are entitled. The Fund is simply not undertaking in the Registration Statement to register the offering of Rights in any non- U.S. jurisdiction. In the event a shareholder is unable to exercise their Rights due to local laws, the Fund has established a mechanism that seeks to allow shareholders located in foreign jurisdictions to realize the value of the Rights. These points are disclosed to shareholders under the heading "Foreign Restrictions," which further provides: "Because the offering of the Rights will not be registered in any jurisdiction other than the United States, the Rights Agent will attempt to sell all of the Rights issued to shareholders of record outside of these jurisdictions and remit the net proceeds, if any, to such shareholders of record. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses."

Prospectus Supplement for Subscription Rights to Acquire Preferred Shares

GLU Comment 16: In the first paragraph under the heading "Description of the Series [ ] Preferred Shares," please delete the second sentence or revise it to reflect that the disclosure in this section is intended to be a summary of the material provisions of the Statement of Preferences.

Response: The Fund will revise the referenced sentence as follows: "This is intended to be a summary of the material provisions of the Fund's Statement of Preferences for the Series [ ] Preferred Shares (the "Statement"). Since this disclosure is only a summary, you should refer to the Statement for a complete description of the obligations of the Fund and your rights."

GLU Comment 17: Please revise the first sentence under "Voting Rights" to remove the suggestion that there are voting rights omitted from the disclosure.

Response: The Fund respectfully submits that the referenced sentence is expected to appear in the Statement of Preferences applicable to a series of preferred shares being offered under the Registration Statement. The Fund will therefore preface this sentence with, "The Statement provides that, except as . . ."

GLU Comment 23: Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 prior to requesting effectiveness.

Response: The Fund has attached a draft of the legal opinion as Appendix A to this letter.

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Prospectus

Prospectus Summary

(2)Comment: Please confirm that the Fund is distributing capital gains only once a year in accordance with Section 19(b) of the Investment Company Act of 1940, as amended (the "1940 Act").

Response: The Fund has received an order from the Commission exempting the Fund from Section 19(b) and Rule 19b-1 under the 1940 Act that permits the Fund to make periodic distributions of long-term capital gains, as often as monthly, on the Fund's common shares and as often as distributions are specified in the terms of any preferred shares outstanding. See Investment Company Act Release Nos. 25070 (July 20, 2001) (notice) and 25110 (Aug. 15, 2001) (order).

(3)Comment: In the subsection entitled "Dividends and Distributions—Common Share Distributions" on page 3, please add disclosure that return of capital will reduce the Fund's net asset value ("NAV"), which could negatively affect the price a shareholder receives upon sale of its shares.

Response: The Fund will add the following disclosure to the aforementioned subsection:

The amount treated as a tax free return of capital will reduce the NAV of the Fund's shares and a shareholder's adjusted tax basis in the common shares or preferred shares, as applicable, which may negatively affect the price a shareholder receives upon the sale of its shares and may increase the shareholder's potential taxable gain or may reduce the potential taxable loss on the sale of the shares.

(4)Comment: In the subsection entitled "Use of Proceeds" on page 4, please disclose the types of changes in market conditions that could extend the use of proceeds period to six months.

Response: The Fund will add the following disclosure to the "Use of Proceeds" sections in the Prospectus Summary, Prospectus, and Prospectus Supplements: "This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See 'Investment Objectives and Policies—Investment Methodology of the Fund.'"

(5)Comment: In the subsection entitled "Risk Factors and Special Considerations," please revise the risk factor for "Industry Concentration Risk" on page 4 to state that the Fund is concentrated (i.e., invests 25% or more of its total assets) in the Utility Industry, rather than stating that the Fund invests a "significant portion of its assets" in the Utility Industry.

Response: The Fund will revise the first sentence of the risk factor for "Industry Concentration Risk" as follows:

The Fund ~~invests a significant portion~~ is concentrated (i.e., invests 25% or more of its total assets) ~~in foreign and domestic companies~~ in

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the Utility Industry (as defined under "Investment Objective and Policies") and, as a result, the value of the Fund's shares will be more susceptible to the factors affecting those particular types of companies, including government regulation, inflation cost increases in fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, and increasing interest rates resulting in high interest costs on borrowings needed for capital construction programs, including costs associated with compliance with environmental and other regulations.

(6)Comment: In the "Management and Fees" subsection beginning on page 10, please clarify that the fee paid by the Fund may be higher when other forms of leverage in addition to preferred shares are utilized.

Response: As disclosed in the "Management and Fees" subsection, for purposes of calculating the Investment Adviser's fees, the Fund's average weekly net assets will be deemed to be the average weekly value of the Fund's total assets minus the sum of the Fund's liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding preferred shares and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed or notes issued). The fee paid by the Fund may be higher when leverage in the form of preferred shares, borrowings or notes is utilized. Accordingly, the Fund will revise the corresponding disclosure in the "Management and Fees" subsection as follows:

The Investment Adviser's fee is computed weekly and paid monthly, equal on an annual basis to 1.00% of the Fund's average weekly net assets. The Fund's average weekly net assets will be deemed to be the average weekly value of the Fund's total assets minus the sum of the Fund's liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding preferred shares and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed or notes issued). The fee paid by the Fund may be higher when leverage in the form of preferred shares, borrowings or notes is utilized, giving the Investment Adviser an incentive to utilize such leverage.

(7)Comment: In the "Management and Fees" subsection of the Prospectus Summary, please disclose that because the Fund's investment advisory fees are also based on assets attributable to the Fund's use of leverage, the Investment Adviser may have a conflict of interest in selecting investments or techniques that use or increase the Fund's use of leverage and have the effect of increasing the Investment Adviser's compensation. Please also disclose, if true, that the Investment Adviser will base its decision regarding whether and how much leverage to use on its assessment of whether such use of leverage is in the best interests of the Fund and seek to manage that potential conflict by periodically reviewing the Fund's performance and the use of leverage with the Fund's Board (p. 47).

Response: The Amendment will include the following disclosure to the discussions of the Investment Adviser's compensation in the Registration Statement:

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Because the management fees are based on a percentage of average weekly net assets that includes assets attributable to the Fund's use of leverage in the form of preferred shares, money borrowed or notes issued, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund's use of such leverage. The Board bases its decision, with input from the Investment Adviser, regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund, and the Board seeks to manage the Investment Adviser's potential conflict of interest by retaining the final decision on these matters and by periodically reviewing the Fund's performance and use of leverage.

Summary of Fund Expenses

(8)Comment: If the Fund expects to issue subscription rights in the next year, the fee table on page 12 should also include offering expenses associated with the issuance of subscription rights. Otherwise, please disclose that the Fund has no current intent to issue subscription rights in the next year.

Response: The Fund has informed us that it may issue subscription rights in the first year following effectiveness of the Registration Statement and the offering costs associated with subscription rights are included within the existing estimates related to common and preferred share offerings.

(9)Comment: In the fee table on page 12, rather than indicating "None" in the line item of the fee table for "Dividend Reinvestment Plan Fees," please revise such line item to include the fee information in footnote (2) to the fee table.

Response: The Fund respectfully declines to make this change. The line item for "Dividend Reinvestment Plan Fees" indicates "None" because there is no fee charged to the Fund's shareholders in order to participate in the Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan (the "Plan"). The information in footnote (2) refers to fees that are charged only to common shareholders that elect to make cash purchases in accordance with the Plan. These fees are not charged to all participants in the Plan. The Fund notes that the first sentence of footnote (2) is intended to clarify that the "None" indicated in the line item for "Dividend Reinvestment Plan Fees" refers only to fees charged to participate in the Plan and does not address additional fees charged in connection with cash purchases under the Plan.

Investment Objective and Policies

(10)Comment: On page 26, the Fund discloses that it may make short sales of securities in the subsection "Short Sales Against the Box." Please include an estimate of the interest expense and dividend expense associated with short sales.

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Response: The Fund confirms that it does not currently make short sales of securities, but if it were to do so, it would include any expenses associated therewith in a separate line item in the fee table provided that such expenses are greater than or equal to 0.01% of the Fund's net assets attributable to common shares.

(11)Comment: On page 27, in the subsection entitled "Investment Restrictions," please concisely describe the Fund's investment restrictions. See Item 8.2 of Form N-2.

Response: The Fund will add the following as the second sentence of the "Investment Restrictions" subsection:

These investment restrictions concern concentration, lending, borrowing money, issuance of senior securities and other matters.

Risk Factors and Special Considerations

(12)Comment: In the subsection entitled "Investment Companies" on page 38, the Fund discloses that it may invest in the securities of other investment companies to the extent permitted by law. To the extent the fees and expenses from the Fund's investments in other investment companies exceed 0.01% of its net assets, the acquired fund fees and expenses ("AFFE") related to these investments should be reflected in a separate line item in the fee table.

Response: The Fund confirms that the AFFE do not exceed 0.01% of its average net assets.

(13)Comment: In the subsection entitled "Leverage Risk—Impact on Common Shares" on page 40, please disclose the annual return necessary to cover annual dividend payments on the Fund's outstanding preferred shares.

Response: The Fund will add the following disclosure under the referenced subsection:

Assuming that leverage will (1) be equal in amount to approximately 30% of the Fund's total net assets, and (2) charge interest or involve dividend payments at a projected blended annual average leverage dividend or interest rate of 5.00%, then the annual return generated by the Fund's portfolio (net of estimated expenses) must exceed approximately 1.55% of the Fund's total net assets in order to cover such interest or dividend payments and other expenses specifically related to leverage. These numbers are merely estimates, used for illustration. Actual dividend rates, interest or payment rates may vary frequently and may be significantly higher or lower than the rate estimated above.

(14)Comment: In the subsection entitled "Investment Restrictions," please describe the effects on each class of the Fund's securities if the ratings from Moody's or Fitch on the Fund's preferred shares are lowered or withdrawn and the relationship of such ratings on the Fund's preferred shares to the investment quality of the securities in which the Fund will invest.

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Response: The Fund respectfully submits that the requested disclosure would be more appropriately included in the subsection entitled "Leverage Risk—Portfolio Guidelines of Rating Agencies for Preferred Shares and/or Credit Facility" on page 40. The Fund will revise such subsection as follows:

Portfolio Guidelines of Rating Agencies for Preferred Shares and/or Credit Facility. In order to obtain and maintain attractive credit quality ratings for preferred shares or borrowings, the Fund must comply with investment quality, diversification and other guidelines established by the relevant rating agencies. These tests tend to require over- collateralization and may be more difficult to satisfy to the extent the Fund's portfolio securities are of lower credit quality, longer maturity or not diversified by issuer and industry within the meaning of such rating agencies' collateralization tests. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. In the event that a rating on the Fund's preferred shares or notes is lowered or withdrawn by the relevant rating agency, the Fund may also be required to redeem all or part of its outstanding preferred shares or notes, and the common shares of the Fund will lose the potential benefits associated with a leveraged capital structure.

The Fund will also add a cross-reference to the "Leverage Risk—Portfolio Guidelines of Rating Agencies for Preferred Shares and/or Credit Facility" subsection in the "Investment Restrictions" subsection.

Description of the Securities

(15)Comment: In the subsection entitled "Preferred Shares" on page 51, please disclose the effect of the potential discontinuance of LIBOR on the Fund's Series B Preferred, including how the variable maximum rate at which distributions on the Series B Preferred accumulate would be calculated after LIBOR is discontinued.

Response: The Fund will revise the fourth paragraph in the aforementioned subsection as follows:

Distributions on the Series B Preferred accumulate at a variable maximum rate based on short term rates. At present, the maximum rate is equal to 150% of the applicable LIBOR rate determined on each calculation date. Prior to the failing of auctions for the Fund's Series B Preferred, these securities paid dividends set at a weekly auction. The UK Financial

Conduct Authority plans to phase out the use of LIBOR by the end of 2021, and the Federal Reserve Bank of New York has published three rates to serve as alternatives to LIBOR. Currently, no definitive determination has been made regarding a replacement rate to be used

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in the calculation of the variable maximum rate at which distributions on the Series B Preferred accumulate after LIBOR is discontinued. The liquidation preference of the Series B Preferred is $25,000 per share plus accumulated but unpaid dividends (whether or not earned or declared) through the date of redemption. The Fund generally may redeem the outstanding Series B Preferred, in whole or in part, at any time other than during a non-call period. The Series B Preferred is not traded on any public exchange.

(16)Comment: On page 52, in the first paragraph of the subsection entitled "Preferred Shares— Rating Agency Guidelines," please describe how the "Basic Maintenance Amount" is calculated, rather than referring to the organizational documents for each series of preferred shares, as well as any other diversification, concentration or other requirements imposed by the Moody's and Fitch guidelines. See Item 10 of Form N-2.

Response: The Fund respectfully declines to make this change. The Fund submits that the disclosure in the above-referenced subsection satisfies Item 10 of Form N-2 by briefly describing the ratio of assets required to be maintained under the Moody's and Fitch guidelines and that adding the description of the Basic Maintenance Amount and the diversification and industry concentration limitations imposed by the Moody's and Fitch guidelines would result in the disclosure in the above- referenced subsection being overly detailed and unduly lengthy. Furthermore, the organizational documents of each series of the Fund's preferred shares containing such requirements are publicly filed and available to any shareholder seeking more detail regarding these requirements.

Anti-Takeover Provisions of the Fund's Governing Documents

(17)Comment: Please disclose the rationale for adopting the anti-takeover provisions described beginning on page 61 in this section of the Prospectus. In addition, please disclose whether the voting requirements described in the this section are higher than those imposed by applicable law and whether the Fund's Board of Trustees has considered the anti-takeover provisions of the Fund's governing documents and determined that they are in the best interests of Fund shareholders.

Response: The Fund respectfully submits that the rationale for adopting the anti-takeover provisions described in this section is discussed in the third full paragraph on page 62, which is copied below for reference:

The provisions of the Governing Documents described above could have the effect of depriving the owners of shares in the Fund of opportunities to sell their shares at a premium over prevailing market prices, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a principal shareholder.

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The Fund will add the following disclosure to the referenced section to address the second set of disclosures requested by the Staff:

The foregoing voting requirements, which have been considered and determined to be in the best interests of shareholders by the Board, are greater than applicable minimum voting requirements imposed by the 1940 Act and applicable Delaware law.

Rights Offerings

(18)Comment: Please revise the disclosure in the first sentence of this section on page 63 to clarify that preferred shareholders will not receive subscription rights to purchase common shares, as stated in the first sentence of the section entitled Exercise of Subscription Rights (p. 52). Please revise anywhere else in the filing where this is not clear.

Response: In light of the Staff's comment, the Fund will revise the first sentence of the "Rights Offerings" section of the Prospectus as follows:

The Fund may in the future, and at its discretion, choose to make offerings of subscription rights to (i) its common shareholders to purchase ~~its~~ common shares or preferred shares ~~to its common shareholders~~ or (ii) its preferred shareholders to purchase preferred shares ~~its preferred shareholders~~.

The Fund reserves the right to revisit this comment with the Staff in a future registration statement. See Comment and Response No. 13, Response to Staff Comments by The Gabelli Healthcare & WellnessRx Trust ("GRX") (May 13, 2014); Comment and Response No. 2, Response to Staff Comments by GRX (May 16, 2014); Comment and Response No. 41, Response to Staff Comments by GRX (July 27, 2017).

Plan of Distribution

(19)Comment: On page 68, please revise the discussion of "at the market" offerings to clarify that not all sales of preferred shares will be made in negotiated transactions or transactions that are deemed to be "at the market" because not all preferred shares have a market.

Response: The Fund will revise the relevant disclosure as follows:

Sales of our common shares or preferred shares for which there is a market may be made in negotiated transactions or transactions that are deemed to be "at the market" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange.

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Prospectus Supplements

Preferred Shares

(20)Comment: On page P-1, please revise the discussion of the Fund's 80% investment policy to clarify that the investment policy applies with respect to 80% of the Fund's "total assets."

Response: The Fund will make the following changes to its 80% investment policy in each place such policy appears in the Amendment:

The Fund will invest at least 80% of its net assets (plus borrowings made for investment purposes), under normal market conditions, in common stocks and other securities of foreign and domestic companies involved in providing products, services, or equipment for (i) the generation or distribution of electricity, gas, and water and (ii) telecommunications services or infrastructure operations (collectively, the "Utility Industry").

Subscription Rights to Acquire Common Shares

(21)Comment: In the all caps paragraph on page R-2 discussing dilution or accretion to NAV in the form of prospectus supplements for rights offerings to purchase common shares, please put "OR ACCRETION" and "OR BELOW" in brackets in the Registration Statement.

Response: The requested change will be made.

(22)Comment: In footnote (2) to the proceeds table on page R-2, please include a placeholder for the total amount of expenses paid to the Dealer Manager for the Rights offering.

Response: The requested change will be made.

(23)Comment: In the subsection entitled "Summary of the Terms of the Rights Offering," please revise the disclosure under the heading "Amount Available for Primary Subscription" on page R-6 to explain what is meant by the phrase "before expenses."

Response: The Fund will delete the phrase "before expenses" and add the following sentence: "The proceeds of the Rights offering will be reduced by the expenses of the offering. See 'Use of Proceeds.'"

(24)Comment: In the subsection entitled "Summary of the Terms of the Rights Offering," the disclosure under the heading "Number of Rights Required to Purchase One Common Share" states that "[t]he number of Rights to be issued to a shareholder as of the close of business on the Record Date will be rounded up to the nearest number of Rights evenly divisible by [•]." Please confirm that this rounding up mechanism in a transferable rights offering will not cause the ratio of the Rights offering to exceed one new share for each three Rights held.

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Response: The Fund confirms that the rounding up mechanism described under the heading "Number of Rights Required to Purchase One Common Share" will not cause the ratio of the Rights offering to exceed one new share for each three Rights held in a transferable rights offering.

(25)Comment: Please explain why the current guidance permits the directors of a closed-end fund to reserve the option of authorizing a secondary over-subscription privilege when the closed-end fund offers subscription rights to acquire common stock at a price below NAV in a rights offering with a ratio of the number of rights required to purchase one share of common stock of less than 3:1 (e.g., a 6:1 or 5:1 ratio).

Response: In an interpretative letter issued to the Association of Publicly Traded Investment Funds (Aug. 2, 1985) ("APTIF"), the Staff stated its belief that, for purposes of Section 23(b)(1) of the 1940 Act, a transferable rights offering made by a closed-end fund at a price below current NAV is considered "in connection with an offering to the holders of one or more classes of its capital stock" if the offering meets the following requirements:

1.the offering fully protects shareholders' preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

2.management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights;

3.the ratio of the offering does not exceed one new share for each three rights held; and

4.the fund's directors make a good faith determination that the offering would result in a net benefit to existing shareholders.

In the second incoming letter for the APTIF letter, the applicant provided information on whether oversubscription rights would be included in the transferable rights offerings made by closed-end funds based on the requested interpretation. The applicant stated in relevant part that whether or not an offering includes oversubscription rights should be left to management which can weigh the likely benefits of raising some amount of additional capital against the costs of administering such an arrangement. The applicant further stated that whatever decision is made should not affect the fairness to shareholders of the transferable rights offering itself. Accordingly, the applicant requested that the Staff not condition any interpretive position or definition of a transferable rights offering on the existence or non-existence of an oversubscription privilege; rather, this option should be left to corporate management in the exercise of its determination of whether or not an offering would result in a net benefit to existing shareholders. Informed by these representations from the applicant, the Staff's interpretation in the APTIF letter did not place any specific limits on an oversubscription privilege.

In a letter responding to questions about the propriety of a transferable rights offering dated January 23, 1993 (the "Chief Counsel Letter"), the Chief Counsel of the Division of Investment Management confirmed that the conditions of the APTIF letter apply to transferable rights offerings. The Chief Counsel Letter stated that "Section 23(b) attempts to strike a balance between protecting existing shareholders against dilution and providing sufficient flexibility for closed-end investment companies

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to raise additional capital where the company is unable to raise sufficient capital by selling to shareholders alone. Accordingly, provided that [the] offering met the requirements listed [in the APTIF letter], it has complied with the 1940 Act." With respect to the requirement that a closed-end fund's directors determine in good faith that the rights offering would result in a net benefit to existing shareholders, the Chief Counsel Letter explained that this means that a closed-end fund's directors must conclude in good faith that non-exercising shareholders will be compensated for their dilution. The Staff recognized in the Chief Counsel Letter that there are benefits to non-exercising shareholder in addition to selling their transferable rights and provided examples of how non-exercising shareholders may derive such benefits, including if the rights offering:

∙enables the fund's adviser to invest additional assets that earn a return that exceeds the dilution; and/or

∙increases the company's total assets, which also may benefit existing shareholders by reducing expenses per share due to the spreading of fixed expenses over a larger asset base.

In light of the foregoing, if a closed-end fund's directors make the determinations required by the APTIF letter, including the good faith determination that the offering would result in a net benefit to existing shareholders, then the letters clearly would not prohibit the directors from making a decision to engage in a transferable rights offering at a price below NAV and with a ratio of less than 3:1 (e.g., 4:1 or 6:1) while also offering a secondary oversubscription privilege that would not result in the proceeds from the offering exceeding a 3:1 ratio.

Accordingly, the Fund reserves the right to issue shares in a secondary oversubscription at a price below NAV in a transferable rights offering in compliance with the guidance discussed above, which in all cases would not cause the proceeds from the rights offering to exceed a 3:1 ratio. The Fund notes that it intends to disclose the percentage limit on the number of shares that could be issued in the secondary oversubscription privilege, as indicated on page R-6, so that shareholders would be informed of the magnitude of their potential dilution if they elect not to participate in the oversubscription.

(26)Comment: In the subsection entitled Description of the Rights Offering—Insider Participation in Rights Offering" on page R-11, there is disclosure indicating that Mr. Mario J. Gabelli and his affiliated entities may sell or otherwise transfer some or all of the rights initially issued to them. Given Mr. Gabelli's status as a director of the Fund and a control person of the Fund's investment adviser, please confirm that these resales will be registered under the Securities Act of 1933, as amended (the "1933 Act"), or explain why such registration is not necessary.

Response: The Fund confirms that any resales by Mr. Gabelli, to the extent he retains his status as director of the Fund and control person of the Fund's investment adviser, will be registered under the 1933 Act or otherwise made pursuant to an applicable exemption from registration under Rule 144 under the 1933 Act.

(27)Comment: Please make the same revisions to the last paragraph on page R-14 (beginning with "If a holder of Rights who acquires Common Shares pursuant to the Rights offering does not make payment of all amounts due . . . .") that were made to corresponding disclosure in GLU's

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Registration Statement on Form N-2, as reflected in Comment and Response No. 13 in the First GLU Comment Response Letter and Comment and Response No. 1 in the Second GLU Comment Response Letter.

Response: The Fund will revise the aforementioned paragraph as follows:

If a holder of Rights who acquires Common Shares pursuant to the ~~Rights offering does not make payment of all amounts due~~ subscription makes payment of an insufficient amount, the Fund reserves the right to take any or all of the following actions: (i) ~~find other purchasers for such~~ reallocate such subscribed~~-for~~ and unpaid-for Common Shares to

Record Date Shareholders exercising the over-subscription privilege who did not receive the full over-subscription requested; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Common Shares which could be acquired by such holder upon exercise of the Rights or ~~any~~ over-subscription privilege; and (iii) ~~sell all or a portion of the Common Shares purchased by the holder, in the open market, and apply the proceeds to the amounts owed; and~~

~~(iv)~~exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares (in other words, retain such payments) and to enforce the ~~relevant guarantee of payment~~ exercising Rights holder's relevant payment obligation.

(28)Comment: In "Special Characteristics and Risks of the Rights Offering" beginning on page R-20, please bracket the dilution example in Scenario 1 in the Registration Statement.

Response: The requested change will be made in the Amendment.

(29)Comment: The second paragraph under the heading "Distribution Arrangements" on page R-23 contains the following disclosure: "Prior to the expiration of the Rights offering, the Dealer Manager may independently offer for sale Rights or Common Shares to be acquired by it through purchasing and exercising Rights, at prices it sets." Please provide an analysis of how this activity complies with Regulation M.

Response: The above-reference disclosure would not implicate Rule 105 of Regulation M because, among other things, it does not contemplate short selling. As a result, the Fund assumes that the Staff is referring to the prohibitions of Rule 101, for distribution participants and their affiliated purchasers, and the prohibitions of Rule 102, for issuers and their affiliated purchasers. Assuming that the Dealer Manager for a rights offering or a distribution of common shares is a "distribution participant" or an "affiliated purchaser" of the Fund, the independent offering and sale by the Dealer Manager of rights or common shares to the market would be exempt under Rule 101(b)(9) (for distribution participants) and Rule 102(b)(5) (for affiliated purchasers of the issuer). Similarly, if the Dealer Manager purchases common shares through "exercise" of the rights, the exercises would be

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exempt under Rule 101((b)(4) (for distribution participants) and Rule 101(b)(4) (for issuers and their affiliated purchasers) of Regulation M.

With respect to purchases of rights by the Dealer Manager (assuming it is a distribution participant) during the existence of a distribution of the rights, any purchase (whether in the market or from another broker-dealer or the Fund) would be exempt from Regulation M. See Frequently Asked Questions About Regulation M, Division of Market Regulation: Staff Legal Bulletin No. 9 (Oct. 27, 1999, rev. Sept. 10, 2010), available at https://www.sec.gov/interps/legal/mrslb9.htm ("SEC Reg. M FAQs") ("...

if the rights offering involves a distribution, as defined in Rule 100, the applicable restricted period of Rules 101 and 102 applies to bids for or purchases of the security being distributed (i.e., the security acquired through the exercise of the rights) and any reference security. Transactions in the rights themselves are not subject to Rules 101 or 102. However, Rule 104 applies to stabilization transactions in any security, including the rights.")

If, however, the Dealer Manager (assuming it is a distribution participant) purchases common shares referenced by the rights during a rights offering, those purchases would not be exempted because the common shares would be a "reference security." As a result, unless an exception is available, if the Dealer Manager is a "distribution participant" or an affiliated purchaser of the issuer, then purchases of such common shares during a "restricted period" for the offering would be prohibited. The restricted period is the period of 1 or 5 days prior to pricing (depending upon the trading volume for the securities being offered) through completion of the Dealer Manager's participation in the distribution. Assuming that such purchases are made prior to the Dealer Manager's completion of the distribution, the purchases would be excepted if made by the Dealer Manager: (i) from the Fund itself or from another broker-dealer participating in the offering under Rule 101(b)(8); (ii) if the common shares have an average daily trading value of at least $1 million and have a public float value of at least $150 million and the Dealer Manager is not an affiliate of the Fund (see Rule 101(c)(1)) (although this exception is not available if the Dealer Manager were not a Distribution Participant but were an affiliated purchaser of the Fund); or (iii) if the purchases are less than 2% of the average daily trading volume of the common shares (see Rule 101(b)(7)).

If the Dealer Manager is a "distribution participant" in connection with a distribution of common shares of the Fund, then it would also need to rely on one of the exceptions set forth above (or on passive market making, as defined in Rule 104 of Regulation M) in order to purchase common shares in the market prior to completion of the offering. For these purposes, the Fund would not be deemed to be "in distribution" solely because the rights are outstanding or the expiration date of the rights is approaching but could be deemed to be in a "distribution" of the common shares if the Fund were actively soliciting exercise of the rights. See SEC Reg. M FAQs, Question 7.

In light of the fact that there are circumstances where a purchase by the Dealer Manager of common shares during a distribution of the rights or of the common shares may be prohibited by Regulation M, Rules 101 and/or 102, the Fund will revise the disclosure referenced in the Staff's comment to note that such purchases by the Dealer Manager for the Fund would only be made provided they are in compliance with applicable law, as indicated below:

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Prior to the expiration of the Rights offering, the Dealer Manager may independently offer for sale, at prices it sets, Rights or Common Shares to be acquired by it through ~~purchasing and~~ exercising Rights, purchasing

Rights and, to the extent consistent with applicable law, purchasing

Common Shares ~~at prices it sets~~.

Statement of Additional Information

(30)Comment: In the section entitled "Investment Restrictions" beginning on page 16, certain of the Fund's fundamental investment restrictions include exceptions to permit the Fund to engage in the relevant activity "to the extent permitted by applicable law." Please add explanatory notes describing the "applicable law" with respect to such exceptions.

Response: The Fund notes that the relevant fundamental investment restrictions are restrictions (4) and (5) regarding borrowing money and issuance of senior securities, respectively. The Fund will add the following explanatory disclosure following the list of its fundamental investment restrictions in the referenced section:

With respect to investment restriction (4), the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund's total assets for any purpose, and to borrow up to 5% of the Fund's total assets for temporary purposes. The Fund's total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to have an "asset coverage" of at least 300% of the amount of its borrowings at the time the borrowing is incurred. Asset coverage means the ratio that the value of the Fund's total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as "leveraging." Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with SEC staff guidance and interpretations, when the Fund engages in certain such transactions the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund's exposure to the transaction (as calculated pursuant to requirements of the SEC). From the outset of the transaction, in accordance with 1940 Act Release 10666, "Securities Trading Practices of Registered Investment Companies" (April 18, 1979), for reverse repurchase agreements, the Fund will segregate the full amount of the Fund's actual or potential cash payment obligations that the Fund will owe at settlement. The investment restriction in (5) above will be interpreted to permit the Fund to (a) engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act,

(b) segregate or earmark liquid assets or enter into offsetting positions in

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accordance with SEC staff guidance and interpretations, (c) engage in securities lending in accordance with SEC staff guidance and interpretations and (d) settle securities transactions within the ordinary settlement cycle for such transactions.

With respect to investment restriction (5), under the 1940 Act, the Fund may issue senior securities (which may be stock, such as preferred shares, and/or securities representing debt, such as notes) only if immediately after such issuance the value of the Fund's total assets, less certain ordinary course liabilities, exceeds 300% of the amount of the debt outstanding and exceeds 200% of the amount of preferred shares (measured by liquidation value) and debt outstanding, which is referred to as the "asset coverage" required by the 1940 Act. At any time the Fund has debt securities or preferred stock outstanding the Fund may be restricted from declaring cash distributions on, or repurchasing, common or preferred shares.

* * * *

Any questions or comments regarding this letter should be directed to the undersigned at

(212)728-8955. Very truly yours,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:Bruce N. Alpert, The Gabelli Utility Trust

    Andrea R. Mango, Esq.,The Gabelli Utility Trust

    John C. Ball, The Gabelli Utility Trust

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP